M & F Worldwide Corp.
35 East 62nd Street
New York, New York 10065
November 10, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	J. Nolan McWilliams Office of Mergers and Acquisitions
RE:	M & F Worldwide Corp.
Application for Confidential Treatment of Certain Portions of Exhibits 99(c)(6),
99(c)(8), and 99(c)(9) to the Schedule 13E-3 filed September 28, 2011
File No. 005-46325
CF No. 27403
Dear Mr. McWilliams:
     Reference is made to the comments of the staff (the “Staff”) of the Securities Exchange Commission, dated October 25, 2011 (the “Comment Letter”), with respect to the above captioned application for confidential treatment. In response to the Staff’s comments, the Company is withdrawing its request for confidential treatment with respect to the redacted portions of Exhibits 99(c)(6), 99(c)(8) and 99(c)(9) (the “Presentations”) to the Schedule 13E-3 (as amended, the “Schedule 13E-3”), filed September 28, 2011, by the Company, Ronald O. Perelman, MacAndrews & Forbes Holdings, Inc., MX Holdings One, LLC, MX Holdings Two, Inc., MFW Holdings One LLC and MFW Holdings Two LLC (together, the “Filing Persons”). Concurrently with this response, the Filing Persons are filing an amendment to the Schedule 13E-3 in order to re-file each of the Presentations without redactions.
     If you have any questions or comments with respect to this matter, please contact the undersigned at (212) 572-8600.

Very truly yours,
/s/ Michael C. Borofsky
Michael C. Borofsky
Senior Vice President

Enclosures
cc:	Alan C. Myers Michael A. Schwartz